UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Demand Media, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-35048	20-4731239
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1655 26th Street Santa Monica, CA	90404
(Address of principal executive offices)	(Zip Code)

Daniel Weinrot (310) 656-6253
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01                                          Conflict Minerals Disclosure

The term “conflict mineral” is defined by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) as gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively “3TG Minerals”) that are determined by the Secretary of State to be financing conflicts (“Conflict Minerals”) in certain “Covered Countries” (as defined in Rule 13p-1 promulgated under the Securities Exchange Act of 1934). The Covered Countries include the Democratic Republic of the Congo (“DRC”) and certain adjoining countries in Africa. Demand Media, Inc. (together with its consolidated subsidiaries, the “Company”) through its Society6 website and subsidiary, offers apparel, art prints and home décor and other consumer products (collectively, the “S6 Products”) via a print-on-demand business model (the “S6 Model”). Customers select an original design that was created and uploaded by a community of third-party artists to be printed on a specific product chosen from the available S6 Product assortment. Once a customer selects a design and purchases the S6 Product with the chosen design, a pre-selected third-party vendor for each particular S6 Product category produces the purchased item and ships it directly to the customer. The Company does not produce or manufacture any of the S6 Products that it sells through its Society6 website and relies solely on third-party vendors to produce and manufacture the S6 Products under the S6 Model. As a result, the Company is dependent on its third-party vendors to provide it with sufficient information regarding the S6 Products that such vendors produce and manufacture on behalf of the Company, including whether any such S6 Products include 3TG Minerals and, if so, the source or origin of such 3TG Minerals.

The Company conducted a review of all of the third-party vendors that the Company contracted with to produce and manufacture the S6 Products during fiscal 2015 to determine whether any of the materials that were necessary to the functionality or production of the finished S6 Products contained any Conflict Minerals. The Company’s review process included obtaining a completed “supplier survey” from each third-party vendor relating to the materials utilized in the production and manufacturing process for the S6 Products on behalf of Society6 during fiscal 2015.

Of the nine (9) suppliers that the Company contracted with for the production and manufacture of the S6 Products sold through the Society6 website during fiscal 2015, only one of its apparel vendors confirmed that its finished products contained a minimal amount of 3TG Minerals in any of the materials in the finished S6 Products sold by the Company. The one apparel supplier whose products were produced and manufactured under the S6 Model that included minimal amounts of 3TG Minerals is a wholly-owned subsidiary of a public company that is a registrant with the Securities and Exchange Commission (the “Registered Vendor”). The Registered Vendor, which is an international apparel design, marketing, manufacturing and sourcing company, is also subject to the Conflict Mineral rules under the Dodd-Frank Act. The Registered Vendor maintains a robust Conflict Minerals policy, which includes a list of enumerated supplier expectations for each of its third-party suppliers, and it regularly conducts its own Reasonable Country of Origin Inquiry with respect to the products that it sells that include 3TG Minerals. As a result, the Company does not believe that any of the S6 Products that were manufactured on its behalf by any of its third-party vendors and sold during fiscal 2015 contained any Conflict Minerals in the materials that were necessary to the functionality or production of such finished products. Therefore, the Company did not conduct its own Reasonable Country of Origin Inquiry with regard to any of the S6 Products sold by its Society6 business in fiscal 2015.

Based on the Company’s evaluation of all of the S6 Products produced and manufactured on its behalf for sale to its customers through its Society6 website, the Company has no reason to believe that any of the materials necessary to the functionality of the S6 Products that it contracted to produce and manufacture in fiscal 2015 contained Conflict Minerals.

This Conflict Minerals Disclosure is also available on the Investor Relations page of the Company’s website at http://ir.demandmedia.com/corporate-governance/corporate-governance-overview/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DEMAND MEDIA, INC.

(Registrant)

By:	/s/ Daniel Weinrot	May 31, 2016
	Daniel Weinrot	(Date)
Executive Vice President, General Counsel and Secretary